XPO LOGISTICS, INC.
Five American Lane
Greenwich, Connecticut 06831

August 4, 2017

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Notice of Disclosure filed in Exchange Act Quarterly Report under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that XPO Logistics, Inc. has made disclosure pursuant to those provisions in its Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2017 in Part II, Item 5 - Other Information, which was filed with the Securities and Exchange Commission on August 4, 2017.

Respectfully submitted,

XPO Logistics, Inc.

By:   /s/ Monica Thurman
Name:   Monica Thurman
Title: Chief Compliance Officer